June 14, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mr. H. Roger Schwall, Assistant Director

RE:         Petro River Oil Corp.
Withdrawal of Registration Statement on Form S-1
(File No. 333-201832)

Ladies and Gentlemen,

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Petro River Oil Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-201832), originally filed with the Commission on February 3, 2015 (the “Registration Statement”).

The Registration Statement was filed in connection with a proposed public offering of the Registrant’s common stock, par value $0.00001 (“Common Stock”), which the Registrant has determined not to proceed with at this time. The Registration Statement has not been declared effective, and the Registrant confirms that no shares of Common Stock have been or will be issued or sold thereunder. Pursuant to Rule 477(c), the Registrant advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Petro River Oil Corp., 205 East 42nd Street, 14th Floor, New York, NY 10017, with a copy to the Company’s counsel, Disclosure Law Group, Attn: Daniel W. Rumsey, 600 W. Broadway, Suite 700, San Diego, California 92101, facsimile number (619) 330-2101.

If you have any questions with respect to this matter, please contact Daniel W. Rumsey, Managing Partner of Disclosure Law Group at (619) 795-1134.

Very truly yours, /s/ Scot Cohen Scot Cohen Executive Chairman Petro River Oil Corp.

cc:           Daniel W. Rumsey
Managing Partner
Disclosure Law Group